UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [  ] Form 10-Q    [ ] Form N-SAR

For the Period Ended: December 31, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I - REGISTRANT INFORMATION

EASTBRIDGE INVESTMENT GROUP CORPORATION, INC.

Full Name of Registrant

ATC TECHNOLOGY CORPORATION

Former Name if Applicable

2101 East Broadway Street, Unit 30, Tempe, Arizona 85282

Address of Principal Executive Office

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

|     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]|     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

            Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-

            Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if

|          applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of compiling information for the year ended December 31, 2006 for the Form 10-KSB and submitting such information for review, which review has not yet been completed.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Keith Wong, CEO

(480) 966 - 2020

(Name)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes     [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes      [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Eastbridge Investment Group Corporation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 2007

/s/ Keith Wong

Keith Wong, CEO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).